                                                                     EXHIBIT (b)


BANK AMERICA LOGO                                CREDIT SUISSE/FIRST BOSTON LOGO


February 11, 1998                                                   CONFIDENTIAL



Mr. Robert E. Munzenrider
Vice President, Finance and
Chief Financial Officer
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, MN  55117

Ladies and Gentlemen:

  Re:  Commitment Letter
       -----------------

Ladies and Gentlemen:

You have advised Bank of America National Trust and Savings Association ( "Bank of America" or the "Administrative Agent") and Credit Suisse First Boston ("CSFB" or the "Syndication Agent") (collectively, the "Agents"), and BancAmerica Robertson Stephens ("BARS" or the "Arranger"), that St. Jude Medical, Inc. ("SJM" or the "Company") intends to repurchase up to $300 million of its common stock pursuant to a "dutch auction" tender offer (the "Tender Offer"). SJM anticipates that a portion of the Tender Offer will be funded by the facilities described below and in the summary of terms and conditions attached hereto (the "Term Sheet").

In connection with the foregoing, you have requested that BARS agree to structure, arrange and syndicate senior unsecured revolving credit facilities in an aggregate amount of $500 million, consisting of a $350 million, 5-year revolving credit facility and a $150 million, 364-day revolving credit facility (the "Facilities"), to (i) finance the Tender Offer, (ii) refinance existing indebtedness, and (iii) for general corporate purposes including funding working capital and permitted acquisitions. Bank of America is pleased to advise you of its commitment to provide up to $350 million of the Facilities and CSFB is pleased to advise you of its commitment to provide up to $150 million of the Facilities (collectively the "Commitment") all upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter"), and in the Term Sheet. The commitments of each Agent will be allocated pro rata between the Facilities. The obligations of the Agents hereunder are several and not joint. BARS and Bank of America each will, in such capacity as Arranger and Administrative Agent respectively, perform the duties and exercise the authority customarily performed and exercised by it in such roles.

ST. JUDE MEDICAL, INC.
February 11, 1998
Page 2

The Company agrees to pay the Agents upon closing, solely for their own account, an upfront fee of $1,125,000 (the equivalent of 22.5 basis points on the total Commitment), to be ratably distributed based on each Agent's several commitment to the Facilities. You agree that the Agents may, in their sole discretion, share all or a portion of any of the fees payable pursuant to this Commitment Letter with any of the other Lenders.

It is agreed that Bank of America will act as the sole and exclusive Administrative Agent for the Facilities, and that BARS will act as the sole and exclusive Arranger for the Facilities. The Company also agrees that except for CSFB, no other agents, co-agents or arrangers will be appointed, and no other titles will be awarded without the mutual consent of both BARS and you.

You hereby authorize BARS to commence syndication efforts immediately and agree actively to assist BARS in achieving a syndication that is satisfactory to BARS, the Agents and the Company. To assist BARS in its syndication efforts, (i) you agree to promptly prepare and provide to BARS all information which we may reasonably request, including all financial information and projections, (ii) you understand that in arranging and syndicating the Facilities we may use and rely upon the information and projections without independent verification thereof, (iii) you agree to use commercially reasonable efforts to ensure that the syndications efforts benefit materially from your existing lending relationships, (iv) you agree to host with BARS one or more meetings with prospective Lenders and you agree to make senior management available for these meetings, and (v) you agree to assist in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication. BARS, as Arranger, will manage all aspects of the syndication and reserves the right, in consultation with the Company, to allocate the commitments from and fees offered to the Lenders.

In addition to the conditions to funding or closing set forth in the Term Sheet, the Commitment to provide financing hereunder is subject to, among other conditions (i) the negotiation and execution of a definitive credit agreement and other related documentation satisfactory to the Lenders, (ii) there being no material adverse change in the opinion of BARS and the Agents in the financial condition, business, operations, properties or prospects of the Company and its consolidated subsidiaries from the date of the audited financial statements most recently provided prior to the date hereof, (iii) the non-occurrence of any material adverse change in loan syndication or capital market conditions after the date of this letter, generally, which in the opinion of BARS, would affect our syndication efforts in respect of any portion of the Facilities, and (iv) until the earlier of April 15, 1998 or notification by BARS of the completion of the syndication of the Facilities, there be no competing offering, placement, or arrangement of any debt securities or bank financing by or on behalf of the Company.

ST. JUDE MEDICAL, INC.
February 11, 1998
Page 3

Whether or not the transactions contemplated hereby are consummated, the Company hereby agrees to indemnify and hold harmless each of BARS and the Agents, and their respective directors, officers, employees and affiliates (each, an "indemnified person") from and against any and all losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) and expenses that arise out of, result from or in any way relate to this Commitment Letter, or the providing or syndication of the Facilities, and to reimburse each indemnified person, upon its demand, for any legal or other expenses (including the allocated cost of in-house counsel) incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such indemnified person is a party to any action or proceeding out of which any such expenses arise), other than any of the foregoing claimed by any indemnified person to the extent incurred by reason of the gross negligence or willful misconduct of such person. Neither BARS nor the Agents, nor any of their affiliates, shall be responsible or liable to the Company or any other person for any consequential damages which may be alleged. The obligations contained in this paragraph will survive the closing of the Facilities.

In addition, the Company hereby agrees to reimburse Bank of America and BARS from time to time upon demand for their reasonable out-of-pocket costs and expenses (including the allocated cost of in-house counsel) incurred by Bank of America or BARS in connection with the negotiation and preparation of documents for the Facilities, regardless of whether the credit agreement is executed or the Facilities close.

The terms contained in this letter and the Term Sheet are confidential and, except for disclosure to your board of directors, officers and employees, to professional advisors retained by you in connection with this transaction, or as may be required by law, may not be disclosed in whole or in part to any other person or entity without our prior written consent.

You represent that to the best of your knowledge (i) all information that has been or will hereafter be made available to the Agents, the Arranger, any Lender or any potential lender by you or any of your representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by you and made available to the Agents, the Arranger, any Lender or any potential Lender have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that the projections will be realized). You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain correct. In

ST. JUDE MEDICAL, INC.
February 11, 1998
Page 4

issuing the Commitment and arranging the Facilities, the Agents and the Arranger will be entitled to use and rely on the accuracy of the information furnished by or on behalf of the Company and its affiliates without independent verification thereof.

Upon your delivery to each of the Agents a signed copy of this letter, the Commitment Letter shall become a binding agreement under Illinois law as of the date so accepted. The Agents' Commitment hereunder shall remain in effect until 5:00 p.m. Chicago time, on February 11, 1998 when, if not so accepted, the Agents' Commitment hereunder will terminate. This Commitment will expire on April 15, 1998 if the Facilities have not closed on or before that date.

We are pleased to have the opportunity to work with you on this important financing.

Very truly yours,

BANK OF AMERICA NATIONAL TRUST          BANCAMERICA ROBERTSON
AND SAVINGS ASSOCIATION                 STEPHENS
AS ADMINISTRATIVE AGENT                 AS ARRANGER

By: /s/ John C. Masters                 By: /s/ Thomas M. Brown
    -----------------------------           --------------------------------
Title:  Senior Managing Director        Title: Vice President
       --------------------------              -----------------------------

CREDIT SUISSE FIRST BOSTON               CREDIT SUISSE FIRST BOSTON
AS SYNDICATION AGENT

By: /s/ David Malletta II                /s/ Robert N. Finney
   ---------------------------------     -----------------------------------
Title: Managing Director                 Managing Director
       -----------------------------     -----------------------------------

ACCEPTED AND AGREED TO:

this 11 day of February, 1998
     --        --------

ST. JUDE MEDICAL, INC.

By:  /s/ Robert E. Munzenrider
     -------------------------------
Title:  VP Finance, CFO
       -----------------------------

                        SUMMARY OF TERMS AND CONDITIONS

                             St. Jude Medical, Inc.
                    $500,000,000 Revolving Credit Facilities


BORROWER:              St. Jude Medical, Inc. and Pacesetter, Inc.
                       (collectively, the "Borrower").

FACILITIES:            $500 Million of senior unsecured credit facilities,
                       consisting of:

                       Tranche A: $150,000,000, 364-day revolving credit facility.
                       TRANCHE B: $350,000,000, five-year revolving credit facility.

                       The Facilities will be available for short-term committed advances ("Committed Advances") and uncommitted Bid Option Advances ("Bid Advances") as described below.

ARRANGER:              BancAmerica Robertson Stephens (in such capacity, the
                       "Arranger").

ADMINISTRATIVE AGENT:  Bank of America National Trust and Savings
                       Association ("Bank of America" and in such capacity, the "Administrative Agent").

SYNDICATION AGENT:     Credit Suisse First Boston ("CSFB").

                       Bank of America and CSFB are collectively referred to as the "Agents".

LENDERS: Bank of America, CSFB and a group of financial institutions acceptable to the Arranger, the Administrative Agent and the Borrower. All institutions participating in the financing, including the Agents, are collectively referred to as the "Lenders" or singularly as a "Lender".

PURPOSE: The Facilities will be used by the Borrower (i) to refinance existing indebtedness, (ii) to finance share repurchases, (iii) to provide for working capital availability, and (iii) for general corporate purposes, including permitted acquisitions.

MATURITY:              TRANCHE A:  Tranche A will terminate and all outstanding
                       amounts will become due 364-days from execution of the Credit Agreement (the "Closing").

                       TRANCHE B: Tranche B will terminate and all outstanding amounts will become due five years from Closing.

BANK AMERICA LOGO                                CREDIT SUISSE FIRST BOSTON LOGO

INTEREST RATES
and PERIODS:           At the Borrower's option, interest on Committed Advances
                       shall accrue on the following indexes plus the applicable spreads indicated in the attached Pricing Grid, Option A.
                       Pricing Grid, Option B, will be available if the Company obtains a long-term debt rating, corporate credit rating or bank loan rating.

                       LIBOR: The rate of interest per annum determined by the Administrative Agent to be the arithmetic mean (rounded upward to the nearest 1/16th of 1%) of the rates of interest per annum notified to the Administrative Agent by each Reference Bank as the rate of interest at which dollar deposits would be offered to major banks in the London interbank market at their request at approximately 11:00 a.m. (London time) two business days prior to the commencement of the applicable interest period.

                       Base Rate: The higher of (a) the rate as publicly announced from time to time by Bank of America as its "Reference Rate" or (b) Federal Funds Rate plus one-half of one percent per annum.

INTEREST PAYMENTS:     Interest on Base Rate Committed Advances shall be payable
                       quarterly. Interest on LIBOR Committed Advances shall be payable at the end of each applicable Interest Period or quarterly, if earlier.

FACILITY FEE:          A rate per annum determined in accordance with the
                       attached Pricing Grid (Option A) and payable on each Lenders commitment amount, regardless of usage. The
                       Facility Fee is payable quarterly in arrears commencing upon Closing.

UTILIZATION FEE:       A rate per annum determined in accordance with the
                       attached Pricing Grid and payable on all outstandings if total outstandings exceed 50% of the aggregate amount of the Facilities. The Utilization Fee is payable quarterly in arrears commencing upon Closing.

CALCULATION OF
INTEREST & FEES:       Other than calculations in respect of interest at the
                       Reference Rate (which shall be made on the basis of a 365/366-day year and actual days elapsed), all calculations of interest and fees shall be made on the basis of a 360-day year and actual days elapsed.

BID OPTION
DESCRIPTION:           The Bid Option will be provided on an uncommitted basis
                       through a competitive auction mechanism.

                       The Borrower may, from time to time, request the Administrative Agent to solicit competitive bids from the Lenders through an auction for short-term advances (a "Bid Auction") priced either:

BANK AMERICA LOGO                                CREDIT SUISSE FIRST BOSTON LOGO

                       (i) at a margin above or below LIBOR upon four business days' prior notice ("LIBOR Bids"); or

                       (ii) at an absolute interest rate upon two business days' prior notice ("Absolute Rate Bids").

                       LIBOR Bids may be requested for 1, 2, 3 or 6 month periods. Absolute Rate Bids may be requested for periods of 14 days to 365/366 days. Pricing on Bid Advances is not reserve-adjusted. Bid Advances may not be prepaid.

                       The Borrower may request a Bid Auction no more frequently than once every five business days, and at each Bid Auction may request no more than three maturities. Requests for Bid Advances shall be for minimum principal amounts of $5,000,000 and in multiples of $1,000,000 in excess thereof.

                       The Lenders may bid for Bid Advances, but are under no obligation to do so. Such bids may be for amounts greater than (or less than) their respective commitments. Any Bid Advance made by a Lender shall be deemed utilization of the Facilities for the purposes of computing aggregate availability under the Facilities. The Borrower will be under no obligation to accept any of the bids received from the Lenders. Bid Loan Advances for any requested maturity will be awarded to the bidding Lenders in order of the effective yield, starting from the lowest yield and rising to the highest yield acceptable to the Borrower.

                       Interest on Bid Advances is payable at the maturity of each Bid Loan Advance or quarterly, whichever is earlier.

AVAILABILITY:          Committed Advances under the Facilities shall be in
                       minimum principal amounts of $5,000,000 and in multiples of $1,000,000 in excess thereof, upon three business days prior written notice for LIBOR advances and same day's notice for Base Rate advances.

PREPAYMENTS:           Base Rate Committed Advances may be prepaid at any time
                       on one business day's notice. LIBOR Committed Advances may be prepaid on not less than three business day's notice, subject to funding loss indemnity.

VOLUNTARY REDUCTION
OF COMMITMENT  :       The Borrower may at any time upon five business days'
                       notice permanently reduce the unused portion of the Facilities without penalty, but subject to funding loss indemnity if mandatory


BANK AMERICA LOGO                                CREDIT SUISSE FIRST BOSTON LOGO
                       prepayment results therefrom, by an amount equal to $5,000,000 and in multiples of $1,000,000 in excess thereof.

OPTIONAL INCREASE IN
COMMITMENTS:           The Borrower shall have the right to request the Lenders
                       to increase the aggregate commitments. Each Lender will have the option, in its sole discretion, to subscribe for its proportionate share of such requested increase, according to its then existing pro rata share. At the option of the Borrower, any part of the increase not so subscribed may be assumed by one or more existing banks or assumed by other institutions meeting the definition of Eligible Assignee acceptable to the Administrative
                       Agent (which such consent shall not be unreasonably withheld) and the Borrower.

FINANCIAL COVENANTS:   The Borrower shall observe, according to generally
                       accepted accounting principles, the following financial covenants:

                       1. Maximum Leverage Ratio. Not permit its ratio of Total
                          Debt to Total Capitalization to be greater than 55%.

                       2. Minimum Interest Coverage Ratio. Not permit as of the
                          end of any fiscal quarter, calculated upon the basis of the four fiscal quarter period then ending, its ratio of Earnings before Interest and Taxes to Interest Expense, to be less than 3.00:1.0.

OTHER COVENANTS:       Those affirmative and negative covenants substantially
                       similar to the Borrower's existing credit agreement, including but not limited to:

                       1.   Affirmative Covenants.
                            ---------------------
                            - Financial Statements;
                            - Preserve corporate existence;
                            - Maintain properties and  insurance;
                            - Comply with laws (including environmental laws
                              and ERISA);
                            - Permit inspection of properties, books and
                              records;
                            - Use of proceeds.

                       3.   Negative Covenants.
                            ------------------
                            - Limitation on liens (baskets same as existing
                              agreement);
                            - Sell or dispose of assets;
                            - Consolidations and mergers (baskets same as
                              existing agreement);

BANK AMERICA LOGO                                CREDIT SUISSE FIRST BOSTON LOGO

                            - Limitation on loans and investments (baskets
                              same as existing agreement), excluding a carve-out of up to $25 million for guarantees of employee loans used strictly for the purchase of the Borrower's stock.

                            - Limitation of subsidiary indebtedness, excluding
                              Pacesetter, Inc. ($50 million basket) and subsidiary dividends;
                            - Restricted Payments (modified to permit a level
                              of share repurchases);
                            - Change businesses or accounting methods.

INCREASED COSTS/
CHANGE OF CIRCUMSTANCE/
CAPITAL ADEQUACY/
INDEMNITIES:        The Credit Agreement shall contain customary provisions
                    protecting and indemnifying the Lenders in the event of unavailability of funding, illegality, increased costs, capital adequacy charges and funding losses, and shall provide for a withholding tax gross-up, and general indemnification of the Administrative Agent, the Arranger and affiliates, and the Lenders by the Borrower.

REPRESENTATIONS
AND WARRANTIES:     Substantially similar to those found in the Borrower's
                    existing credit agreement, including but not limited to representations related to corporate existence, financial condition, litigation, corporate authority, approvals,
                    ERISA, taxes, credit agreements and other material agreements, investments, compliance with laws and regulations, disclosure, assets, solvency, labor matters, environmental matters, proprietary rights, real property and insurance.

EVENTS OF DEFAULT:  Substantially similar to those found in the Borrower's existing credit agreement, including but not limited to:

                       - Failure to pay any principal, interest or fees when
                         due; under the Credit Agreement;
                       - Failure to perform or observe any covenant;
                       - Any representation or warranty of the Borrower shall
                         be materially incorrect when made or when deemed made;
                       - Cross default to other material indebtedness and to
                         other material agreements of the Borrower or its subsidiaries ($10 million threshold - same as existing agreement);
                       - Change of ownership or control;
                       - Monetary judgments ($50 million threshold - same as
                         existing agreement) and non-monetary judgments;

BANK AMERICA LOGO                                CREDIT SUISSE FIRST BOSTON LOGO

                       - Loss of licenses by the Food and Drug Administration
                         or any other Governmental Authority; and

                       - Other defaults relating to the Borrower or its
                         subsidiaries, including but not limited to insolvency, bankruptcy and ERISA.

CONDITIONS TO
ADVANCES:        Substantially similar to those found in the Borrower's existing
                 Credit Agreement, including but not limited to:

                       - All documents and agreements signed and delivered;
                       - No Event of Default or incipient default;
                       - All representations and warranties are true as of the
                         date of each advance;
                       - Opinions of legal counsel delivered at Closing;
                       - No material adverse change in operations, business,
                         properties, condition (financial or otherwise) or prospects of the Borrower and any of its subsidiaries taken as a whole (at Closing only); and
                       - Non-occurrence of any material adverse change in the
                         loan syndication or capital markets generally, which in the opinion of the Arranger, would affect the syndication efforts in respect of any portion of the Facilities (at Closing only).

ASSIGNMENTS/PARTICIPATIONS:
                 Any Lender may, with the prior approval of the Administrative Agent and (so long as no event of default has occurred and is continuing) the Borrower (which consent in each case shall not be unreasonably withheld), assign all or a portion of its commitment in minimum amounts of $10,000,000 to Eligible Assignees. Each Lender may also sell participations in all or a portion of its commitment (without prior consent), provided that participations have voting rights only with respect to "money terms", including matters involving (i) decrease in fees, interest rate spreads or principal, (ii) increase in commitments only if the participant's commitment is increased, or (iii) extension of the date of final maturity.

EXPENSES:        The Borrower will pay all costs and expenses incurred at any time by the Administrative Agent and the Arranger (including, without duplication, reasonable attorneys' fees and allocated costs of internal counsel) in connection with the preparation and delivery of the Credit Agreement and all related documents, and in the negotiation, syndication, closing, and enforcement of the Facilities, regardless of whether the Facilities close.
                 The Borrower shall also pay all costs and expenses of the Administrative Agent associated with amendments and other changes to the Credit Agreement, and all

BANK AMERICA LOGO                                CREDIT SUISSE FIRST BOSTON LOGO
                 costs and expenses of the Lenders in the collection of the obligations of the Borrower (including reasonable attorney's fees and allocated costs of internal counsel).

DOCUMENTATION:   Closing is subject to (among other conditions precedent) the receipt by the Administrative Agent and the Lenders of loan documentation in form and substance satisfactory to them. The
                 Credit Agreement will likely be an amendment and restatement of the Borrower's existing credit agreement.

GOVERNING LAW:   State of Illinois.


This Summary of Terms and Conditions (the "Term Sheet") does not attempt to describe all of the terms and conditions that would pertain to the Facilities, nor do its terms suggest the specific phrasing of documentation clauses. Instead, it is intended to outline certain points of business understanding around which the Facilities will be structured. The closing of any financial transaction relating to the Facilities would be subject to definitive loan documentation mutually acceptable to the Borrower, the Arranger, the Administrative Agent and the Lenders and would include various conditions precedent, including without limitations the conditions set forth above.


BANK AMERICA LOGO                                CREDIT SUISSE FIRST BOSTON LOGO

                                 PRICING GRID
                                 ------------
             Option A - BASED ON RATIO OF TOTAL DEBT/CAPITALIZATION



                                           364-DAY FACILITY
                                          (in basis points)

Ratio of Total          Level I         Level II        Level III         Level IV         Level V
 Debt/Capitalization  ------------   --------------   --------------   --------------   ----------------
                      (less than 15%)     15% - 25%        25% - 35%       35% - 45%  (greater than 45%)
                    ------------------------------------------------------------------------------------

Facility Fee:                  5.0              6.0              8.0              9.0            12.5
-----------------------------------------------------------------------------------------------------

LIBOR Margin:                 17.5             19.0             22.0             28.5            32.5
-----------------------------------------------------------------------------------------------------

Utilization Fee: (1)           5.0              5.0              5.0              5.0             5.0
-----------------------------------------------------------------------------------------------------

All-In Drawn Cost:            22.5             25.0             30.0             37.5            45.0
-----------------------------------------------------------------------------------------------------

Base Rate Margin:              0.0              0.0              0.0              0.0             0.0
-----------------------------------------------------------------------------------------------------
(1)   Payable on all outstandings if total outstandings exceed 50% of the aggregate amount of the Facilities.
-----------------------------------------------------------------------------------------------------





                                           5-YEAR FACILITY
                                          (in basis points)

Ratio of Total          Level I         Level II        Level III         Level IV         Level V
 Debt/Capitalization  ------------   --------------   --------------   --------------   ---------------
                    (less than 15%)      15% - 25%        25% - 35%       35% - 45%  (greater than 45%)
                    -----------------------------------------------------------------------------------

Facility Fee:                  7.0              8.0             10.0             11.0            15.0
-----------------------------------------------------------------------------------------------------

LIBOR Margin:                 15.5             17.0             20.0             26.5            30.0
-----------------------------------------------------------------------------------------------------

Utilization Fee: (1)           5.0              5.0              5.0              5.0             5.0
-----------------------------------------------------------------------------------------------------

All-In Drawn Cost:            22.5             25.0             30.0             37.5            45.0
-----------------------------------------------------------------------------------------------------

Base Rate Margin:              0.0              0.0              0.0              0.0             0.0
-----------------------------------------------------------------------------------------------------
(1)   Payable on all outstandings if total outstandings exceed 50% of the aggregate amount of the Facilities.
-----------------------------------------------------------------------------------------------------

BANK AMERICA LOGO                                CREDIT SUISSE FIRST BOSTON LOGO

                                  PRICING GRID
                                  ------------
                          Option B - BASED ON RATINGS

    Available if the Company obtains a long-term debt rating, corporate credit rating or bank loan rating.



                                           364-DAY FACILITY
                                           (in basis points)
-------------------------------------------------------------------------------------------------------

                       Level I       Level II     Level III      Level IV      Level V       Level VI
                     ------------  ------------  ------------  ------------  ------------  ------------
  Ratio of Total
Debt/Capitalization  A OR HIGHER        A-           BBB+          BBB           BBB-      BB+ or lower

                   ------------------------------------------------------------------------------------

Facility Fee:                 5.0           6.0           8.0           9.0          11.0          15.0
-------------------------------------------------------------------------------------------------------

LIBOR Margin:                17.5          19.0          22.0          28.5          34.0          42.5
-------------------------------------------------------------------------------------------------------

Utilization Fee:              5.0           5.0           5.0           5.0           5.0           5.0
(1)
-------------------------------------------------------------------------------------------------------

All-In Drawn Cost:           22.5          25.0          30.0          37.5          45.0          57.5
-------------------------------------------------------------------------------------------------------

Base Rate Margin:             0.0           0.0           0.0           0.0           0.0           0.0
-------------------------------------------------------------------------------------------------------
(1)   Payable on all outstandings if total outstandings exceed 50% of the aggregate amount of the Facilities.
-------------------------------------------------------------------------------------------------------



                                          Five-Year Facility
                                           (in basis points)
-------------------------------------------------------------------------------------------------------

                       Level I       Level II     Level III      Level IV      Level V       Level VI
                     ------------  ------------  ------------  ------------  ------------  ------------
  Ratio of Total
Debt/Capitalization  A OR HIGHER        A-           BBB+          BBB           BBB-      BB+ or lower

                   ------------------------------------------------------------------------------------

Facility Fee:                 7.0           8.0          10.0          11.0          12.5          17.5
-------------------------------------------------------------------------------------------------------

LIBOR Margin:                15.5          17.0          20.0          26.5          32.5          40.0
-------------------------------------------------------------------------------------------------------

Utilization Fee:              5.0           5.0           5.0           5.0           5.0           5.0
(1)
-------------------------------------------------------------------------------------------------------

All-In Drawn Cost:           22.5          25.0          30.0          37.5          45.0          57.5
-------------------------------------------------------------------------------------------------------

Base Rate Margin:             0.0           0.0           0.0           0.0           0.0           0.0
-------------------------------------------------------------------------------------------------------
(1)   Payable on all outstandings if total outstandings exceed 50% of the aggregate amount of the Facilities.
-------------------------------------------------------------------------------------------------------